SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                   FORM 11-K

                                 ANNUAL REPORT

              [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the Fiscal Year Ended December 31, 1993

                                      OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                        Commission file number: 1-6701

   Full title of the Plan:  Capital Holding Corporation Thrift Savings Plan

  Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                          Capital Holding Corporation
                            Capital Holding Center
                              0 400 W Market Street
                          Louisville, Kentucky  40202

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CAPITAL HOLDING CORPORATION



ROGER L. SMITH
PLAN ADMINISTRATOR

April 29, 1994

Audited Financial Statements and Schedules

CAPITAL HOLDING CORPORATION THRIFT SAVINGS PLAN

Years ended December 31, 1993 and 1992








Audited Financial Statements

Report of Independent Auditors . . . . . . . . . . . . . . . . . .    1
Statements of Net Assets Available for Plan Benefits . . . . . . .    2
Statements of Changes in Net Assets Available
  for Plan Benefits. . . . . . . . . . . . . . . . . . . . . . . .    3
Notes to Financial Statements. . . . . . . . . . . . . . . . . . .    4




Schedules

Item 27a - Schedule of Assets Held for Investment Purposes . . . .   12
Item 27d - Schedule of Reportable Transactions . . . . . . . . . .   13

                       REPORT OF INDEPENDENT AUDITORS


Plan Administrator
Capital Holding Corporation Thrift Savings Plan
PLAN  #002  EIN  #51-0108922

We have audited the accompanying statements of net assets available for plan benefits of Capital Holding Corporation Thrift Savings Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1993, and reportable transactions for the year ended December 31, 1993, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.



April 25, 1994

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
CAPITAL HOLDING CORPORATION THRIFT SAVINGS PLAN
                                      December 31, 1993                                          December 31, 1992
                 Total       Fund A      Fund B      Fund C    Loan Fund     Total       Fund A      Fund B      Fund C    Loan Fund
ASSETS
Investments:
Capital Holding
 Corporation
 common
 stock       $ 85,665,752 $85,665,752                                    $ 78,743,830 $78,743,830
Guaranteed
 Interest
 Contract      39,673,979                         $39,673,979              28,710,025                         $28,710,025
Temporary
 investments   14,103,590     319,249 $13,269,577     188,433 $  326,331   12,109,265     445,024 $11,310,545             $  353,696
Futures
 contracts         20,481                  20,481                              19,257                  19,257
Loans
 receivable
 from
 participants   3,737,649                                      3,737,649    1,642,464                                      1,642,464
              143,201,451  85,985,001  13,290,058  39,862,412  4,063,980  121,224,841  79,188,854  11,329,802  28,710,025  1,996,160
Cash              142,448     126,781                             15,667       65,970                  19,681      42,856      3,433
Accrued income
on investments     35,763       1,226      33,572         245        720       35,751       4,308      30,522                    921
Contributions
receivable
from
participating
employers         533,015     533,015                                         537,918     490,712                  47,206
Contributions
receivable
from
employees         102,652      41,226      14,002      36,502     10,922      293,666     145,364      38,386     102,362      7,554

             $144,015,329 $86,687,249 $13,337,632 $39,899,159 $4,091,289 $122,158,146 $79,829,238 $11,418,391 $28,902,449 $2,008,068
             ____________ ___________ ___________ ___________ __________ ____________ ___________ ___________ ___________ __________

LIABILITIES AND NET ASSETS AVAILABLE FOR PLAN BENEFITS

Cash
overdraft    $    282,435             $   259,231 $    23,204            $    271,763 $   271,763
Distributions
payable         4,164,340 $ 1,590,986     401,664   2,171,690               1,665,278   1,127,008 $   131,776 $   406,494
Futures
contracts
payable            20,481                  20,481                              19,183                  19,183
Miscellaneous
payable            32,356      32,356                                         120,533     120,533
Net assets
available
for plan
benefits      139,515,717  85,063,907  12,656,256  37,704,265 $4,091,289  120,081,389  78,309,934  11,267,432  28,495,955 $2,008,068

             $144,015,329 $86,687,249 $13,337,632 $39,899,159 $4,091,289 $122,158,146 $79,829,238 $11,418,391 $28,902,449 $2,008,068
             ____________ ___________ ___________ ___________ __________ ____________ ___________ ___________ ___________ __________

See notes to financial statements.
                                                                          - 2-

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
CAPITAL HOLDING CORPORATION THRIFT SAVINGS PLAN


                              Year Ended December 31, 1993                                 Year Ended December 31, 1992
                Total       Fund A     Fund B       Fund C    Loan Fund     Total       Fund A     Fund B        Fund C    Loan Fund
Investment income:
Dividends   $  1,647,982 $ 1,647,982                                    $  1,393,147 $ 1,393,147
Interest
 and other     2,966,093      17,978 $   349,666 $ 2,588,084 $   10,365    2,537,559      46,625 $   418,113 $ 2,064,715  $    8,106
Net gain
realized on
disposal of
investments    1,094,936     449,622     645,314                           2,062,294   1,609,391     452,903
Unrealized
appreciation
in aggregate
current
value
of
investments
during the
year           1,351,025   1,350,942          83                           7,228,742   7,228,278         464
Contributions
from
participating
employers      4,532,824   4,412,027                 120,797               4,476,482   4,367,044                 109,438
Contributions
from
employees     13,090,204   6,026,681   1,941,036   5,119,119      3,368   11,770,223   5,280,972   1,846,405   4,635,292       7,554
Transfers for
mergers of
Durham Life
and Southlife
plans          9,954,888     873,784               9,081,104
              34,637,952  14,779,016   2,936,099  16,909,104     13,733   29,468,447  19,925,457   2,717,885   6,809,445      15,660

Distributions
from the
plan, net    (15,203,624) (7,437,557)   (819,481) (6,886,981)   (59,605) (10,586,513) (6,414,554) (1,000,213) (3,196,470)     24,724
Net participant
transfers
between
funds                  -    (587,486)   (727,794)   (813,813) 2,129,093            -  (2,210,576)   (471,107)   1,399,638  1,282,045
             (15,203,624) (8,025,043) (1,547,275) (7,700,794) 2,069,488  (10,586,513) (8,625,130) (1,471,320) (1,796,832)  1,306,769

NET INCREASE  19,434,328   6,753,973   1,388,824   9,208,310  2,083,221   18,881,934  11,300,327   1,246,565   5,012,613   1,322,429

Net assets
available for
plan benefits
at beginning
of year      120,081,389  78,309,934  11,267,432  28,495,955  2,008,068  101,199,455  67,009,607  10,020,867  23,483,342     685,639

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT END OF YEAR
            $139,515,717 $85,063,907 $12,656,256 $37,704,265 $4,091,289 $120,081,389 $78,309,934 $11,267,432 $28,495,955  $2,008,068
            ____________ ___________ ___________ ___________ __________ ____________ ___________ ___________ ___________  __________

See notes to financial statements.
                                                                           - 3 -

NOTES TO FINANCIAL STATEMENTS

CAPITAL HOLDING CORPORATION THRIFT SAVINGS PLAN

December 31, 1993 and 1992


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Capital Holding Corporation Thrift Savings Plan
(Plan) are prepared on the accrual basis.

Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. The change in the difference between current value and cost of investments is reflected in the statement of changes in net assets available for plan benefits as unrealized appreciation or depreciation in aggregate current value of investments during the year. The difference between the proceeds or current value of investments distributed to participants and the average cost of investments sold or distributed is recorded as realized gains or losses. Futures contracts are carried at market value, with gains and losses recognized in investment income as they occur. The Guaranteed Interest Contract with Commonwealth Life Insurance Company (Commonwealth), a subsidiary of Capital Holding Corporation (Capital), is stated at cost plus accrued interest (contract value). Temporary investments are stated at current market value which approximates cost. Loans receivable from participants are carried at unpaid principal balances.

Liberty National Bank and Trust Company serves as Trustee to administer the Plan's assets and make investment decisions relating to Fund A. Capital, through a Review Committee, has the investment responsibility relating to Fund B. Fund C is a Guaranteed Interest Contract with Commonwealth.

The Trustee accounts for loans receivable as a separate fund. Accordingly, beginning in 1993, such loans and related activity are shown as a separate fund (Loan Fund) in the accompanying financial statements. Distributions from the Loan Fund represent withdrawals from the Plan which are used to repay a participant's note. All other normal borrowings and payments, including interest charged on outstanding loans, are reflected in fund transfers. The 1992 financial statements were restated to consistently present loans and related activity in a separate fund. This change had no effect on the amount of or increase in net assets available for plan benefits in total as previously reported; however, balances and activity for the individual funds were affected.

Substantially all administrative expenses and investment advisory fees related to the Plan are paid by the employers.

Certain other reclassifications of 1992 amounts have been made to conform to the 1993 presentation.









CAPITAL HOLDING CORPORATION THRIFT SAVINGS PLAN


NOTE B--DESCRIPTION OF THE PLAN

The Plan was established on January 1, 1965. Prior to 1981, participation in the Plan was limited to qualified employees of Capital and certain of its subsidiaries. Effective January 1, 1981, the Plan was amended to allow participation by qualified employees of all Capital subsidiaries who elect to participate, and was renamed and restated in its entirety. The Plan was amended effective various dates to incorporate certain additional changes which are reflected below.

Each person who is an employee of Capital or a participating subsidiary is eligible to become a participant on the first day of any calendar quarter coincident with or following completion of 12 months of employment.

The Plan is a defined contribution plan and is funded on a current basis with contributions from participants and their employers.

Participants can contribute an amount not less than 1% nor more than 11% of their earnings. Participants' contributions can be made on a pre-tax or after tax basis. Rollovers from other qualified plans are permitted. The employer match, up to the first 6% (Basic Funds) of participants' contributions, was at the following rates for 1993 and 1992:

               55% of Basic Funds invested in Fund A
               50% of Basic Funds invested in Funds B and C

Contributions from employers and employees for 1993 and 1992 were:
                                    1993                         1992

                           Employers     Employees      Employers    Employees
Capital Holding
  Corporation             $  868,555    $ 2,375,790    $1,024,040   $ 2,138,920
Commonwealth Life
  Insurance Company        1,364,452      3,919,421     1,236,208     3,826,929
Worldwide Underwriters
  Insurance Company          295,154        758,228       297,042       693,453
Peoples Security Life
  Insurance Company        1,212,594      3,696,134     1,082,714     2,846,288
National Liberty Corp.
  Companies                  792,069      2,340,631       836,478     2,264,633

                          $4,532,824    $13,090,204    $4,476,482   $11,770,223
                          __________    ___________    __________   ___________

CAPITAL HOLDING CORPORATION THRIFT SAVINGS PLAN


NOTE B--DESCRIPTION OF THE PLAN--CONTINUED

The employer and employee contributions for Peoples Security Life Insurance Company (Peoples) include contributions related to Capital Security Life Insurance Company employees.

Plan assets are administered in three separate funds. All employers' contributions, except for participants who are at least 55 who have elected to make one-time irrevocable transfers to Fund C, are made to an employer contribution account in Fund A, which consists almost entirely of Capital common stock. For individuals making this irrevocable transfer to Fund C, all future company contributions are also invested in Fund C. Contributions from participants can be made to any of the funds. Fund B consists of U.S. Treasury Bills and equity index futures contracts. Fund C consists of a Guaranteed Interest Contract with Commonwealth which guarantees the principal amount. There is no underlying collateral for this investment. However, the guarantor, Commonwealth, is rated AAA by Standard and Poors Corporation and Aa3 by Moody's Investor's Service. This investment provides an indexed rate of return on the principal amount. The index used is related to long-term market interest rates and is adjusted quarterly.

Generally, all participants in the Plan maintain Fund A accounts. Upon reaching the age of 55, participants may make a one-time irrevocable election to transfer their account balance from Fund A to Fund C and invest their own contributions in Fund B and/or Fund C rather than in Fund A. At December 31, 1993, there were 5,674 participants in Fund A, 2,078 participants in Fund B and 3,830 participants in Fund C. Since participants can contribute to Funds A, B and C simultaneously, they can be participants in all three funds at the same time.

A proportionate share of the net increase or decrease resulting from investment income, realized net gains, and unrealized appreciation or depreciation of each fund is allocated to each participant quarterly.

A participant may withdraw all or part of his or her after tax and/or employer contribution account in cash once in any four consecutive calendar quarters. A participant may not withdraw any amounts contributed by an employer within the two year period immediately preceding the date of withdrawal, unless the participant has at least five years of participation in the Plan.

Within certain pre-defined criteria, Plan participants may borrow from $1,000 to $50,000 from their respective pre-tax accounts. Loan repayment terms cannot exceed five years. The fixed interest rate on a loan is the prime rate as published in the Wall Street Journal on the 10th of each month.

A participant or his or her beneficiary is entitled to receive the participant's full interest in the Plan upon attainment of the earlier of the participant's age sixty-five, death or medical disability. For any other type of termination, the participant is entitled to receive the value of his or her contribution

CAPITAL HOLDING CORPORATION THRIFT SAVINGS PLAN


NOTE B--DESCRIPTION OF THE PLAN--CONTINUED

account as of the valuation date coincident with or next following termination of employment. In addition, the participant has a vested interest in his or her employer contribution account determined on the basis of years of service with the employer as follows:

                                                 Percentage of
                                              Vested Interest in
              Years of Service            Employer Contribution Account
              Less than 2 years                         0%
              2                                        15%
              3                                        35%
              4                                        65%
              5 or more, or age 65                    100%

At a minimum, the participant is entitled to receive his or her contributions to the Plan, without interest.

The value of the nonvested portion of the employer contribution account, forfeited by participants who terminate from the Plan, is held until five consecutive one-year breaks in service, as defined in the Plan, occur. In 1993 and 1992, forfeitures totaling $650,185 and $407,242, respectively, were used to reduce employer contributions. Estimated forfeitures which will expire in future years were $2,359,758 and $2,673,901 at December 31, 1993 and 1992,
respectively.

Under the Tax Reform Act of 1986, the Plan is subject to a nondiscrimination test which limits the contribution rate of certain highly compensated employees. The Plan was in compliance with the nondiscrimination limitations during 1993 and 1992.

Although the employers intend to continue the Plan, they have the right to terminate the Plan or to temporarily suspend or permanently discontinue contributions at any time. In the event of termination or discontinuance of contributions, all rights and interests of the participants shall become fully vested and nonforfeitable. In no event will the assets of the Plan revert to the employer or be used or applied for any purpose other than the exclusive benefit of participants and their beneficiaries or costs of administration.

Effective January 1, 1993, the Durham Corporation Retirement Savings Plan (Durham Plan) and the Southlife Holding Company Restated 401(k) Retirement Plan (Southlife Plan) were merged into the Plan. Assets and participant accounts of the merged plans were transferred to the Plan as of that date. The total amounts transferred from the Durham Plan and the Southlife Plan were $7,589,110 and $2,365,778, respectively. Employer and employee contributions related to Durham Life Insurance Company and Southlife Insurance Company subsequent to January 1, 1993 are included in Peoples and Commonwealth employer and employee contributions.

CAPITAL HOLDING CORPORATION THRIFT SAVINGS PLAN

NOTE C--FEDERAL INCOME TAXES

Capital has obtained a determination letter dated February 10, 1987, from the Internal Revenue Service finding that the Plan and its related trust are qualified under Section 401(a) and 501(a), respectively, of the Internal Revenue Code of 1954. During the period the Plan is so qualified, a participant will not be subject to federal income taxes on the contributions of the participant's employer, or on dividends, interest or profit from the sale of securities received by the Trustee and credited to the participant's account, until such account is distributed to the participant (or a designated beneficiary or legal representative).

Effective January 1, 1990, the Plan was amended to include pre-tax 401(k) and loan features. A determination letter has not been requested by the Plan for these amendments. The Plan Administrator does not believe that these amendments will adversely affect the qualifications of the Plan under section 401(a) and 501(a) of the Internal Revenue Code.

NOTE D--TRANSACTIONS WITH PARTIES-IN-INTEREST

Transactions with Capital and Commonwealth, both participating employers in the Plan, and Liberty National Bank, Trustee of the Plan, are summarized as follows:

                                                      1993            1992
Capital common stock (1):
  Shares purchased (2)                                330,322         101,184
  Cost of purchases                               $12,948,085     $ 3,563,847
  Shares sold (2)                                     202,587         100,660
  Proceeds from sales                             $ 7,826,727     $ 2,984,632
  Shares held at December 31                        2,307,495       2,179,760
  Market value of shares held at December 31      $85,665,752     $78,743,830
  Dividends                                       $ 1,647,982     $ 1,393,147

Guaranteed Interest Contract with Commonwealth:
  Deposits                                        $16,735,889     $ 6,573,581
  Withdrawals                                     $ 8,357,123     $ 4,417,287
  Balance at December 31                          $39,673,979     $28,710,025
  Interest                                        $ 2,585,188     $ 2,064,715

Liberty Treasury Bill Index Account
  with Liberty National Bank:
    Cost of purchases                             $33,325,745     $29,123,709
    Proceeds from sales                           $31,331,461     $27,429,203
    Balance at December 31                        $14,103,590     $12,109,265
    Interest                                      $   380,905     $   472,844

[FN]
<F1>
(1) The number of shares of Capital common stock have been retroactively adjusted for a two-for-one stock split in the form of a stock dividend, payable April 30, 1993.
(2) These shares were traded on a national securities exchange.

CAPITAL HOLDING CORPORATION THRIFT SAVINGS PLAN

NOTE E--REALIZED GAIN ON DISPOSAL OF INVESTMENTS

Net realized gains from disposal of investments are as follows:

                                          1993                1992
  Fund A:
    Sales proceeds of Capital
      common stock                     $7,826,727          $ 2,984,632
    Cost                                7,377,105            1,375,241
         NET REALIZED GAIN             $  449,622          $ 1,609,391
                                       __________          ___________
  Fund B:
    Sales proceeds of temporary
      investments and
      futures contracts                $7,794,784          $ 1,420,683
    Cost                                7,149,470              967,780
         NET REALIZED GAIN             $  645,314          $   452,903
                                       __________          ___________

As explained in Note A, realized gains (losses) are computed utilizing the average historical cost of the investments sold. The Department of Labor
(DOL) requires presentation of realized gains (losses) in Form 5500 to be computed on the basis of revalued cost (which is defined as current value at the beginning of the year if held at that date or historical cost if purchased during the year). Using the DOL prescribed computation, realized gains and (losses) on Capital common stock, temporary investments and futures contracts at December 31, 1993 and 1992, were $1,153,585 and $(217,614), respectively.

NOTE F--CHANGE IN UNREALIZED APPRECIATION OF INVESTMENTS

The change in unrealized appreciation of Plan investments for 1993 and 1992 is as follows:

                                        Total          Fund A         Fund B
Unrealized appreciation
  in aggregate current
  value of investments:

  1993
  Beginning of year                  $47,525,964     $47,525,500     $     464
  End of year                         48,876,989      48,876,442           547
                                     $ 1,351,025     $ 1,350,942     $      83
                                     ___________     ___________     _________

  1992
  Beginning of year                  $40,297,222     $40,297,222     $       -
  End of year                         47,525,964      47,525,500           464
                                     $ 7,228,742     $ 7,228,278     $     464
                                     ___________     ___________     _________

CAPITAL HOLDING CORPORATION THRIFT SAVINGS PLAN

NOTE F--CHANGE IN UNREALIZED APPRECIATION OF INVESTMENTS--CONTINUED

As explained in Note A, unrealized appreciation or depreciation of investments is computed as the change in the difference between current value and cost of investments. The DOL requires presentation of unrealized appreciation or depreciation in Form 5500 to be computed by comparing the current value of investments held at December 31, 1993, with their current value at January 1, 1993 or, for investments purchased during the year, their cost. Using the DOL prescribed computation, the amount of unrealized appreciation in 1993 was $1,292,293 for Fund A and $83 for Fund B.

NOTE G--INVESTMENTS

The cost of Plan investments at December 31, 1993 and 1992 is as follows:

                                           1993               1992
Capital common stock                   $36,789,310        $31,218,330
Guaranteed Interest Contract            39,673,979         28,710,025
Temporary investments                   14,103,043         12,108,875
Futures contracts                           20,481             19,183
Loans receivable from
  participants                           3,737,649          1,642,464
                                       $94,324,462        $73,698,877
                                       ___________        ___________

The current value of individual Plan investments that represent 5% or more of net assets available for plan benefits at December 31, 1993 and 1992 is as follows:

                                           1993               1992

Capital common stock                   $85,665,752        $78,743,830

Guaranteed Interest Contract           $39,673,979        $28,710,025

Temporary investments
  - Liberty Treasury Bill
      Index Account                    $14,103,590        $12,109,265

NOTE H--FINANCIAL INSTRUMENTS

The Plan utilizes futures contracts with off-balance-sheet market risk in its investing activities for Fund B. Futures are contracts which call for the delayed delivery of securities in which the seller agrees to deliver on a specified future date, a specified instrument, at a specified price. Generally, futures contracts' margin requirements, equal to the change in market value, are settled daily. These instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less


CAPITAL HOLDING CORPORATION THRIFT SAVINGS PLAN


NOTE H--FINANCIAL INSTRUMENTS--CONTINUED

valuable. The Plan's investment of $500,000 in the Liberty Treasury Bill Index Account has been pledged to meet the margin requirements for these open futures contracts at December 31, 1993 and 1992. The Plan had committed to purchase equity indexes having contract values of $12,607,650 and $9,628,300, respectively, at December 31, 1993 and 1992. The contract amounts of these instruments reflect the extent of involvement in futures contracts. The Plan had no off-balance-sheet exposure to credit risk associated with futures contracts at December 31, 1993 and 1992.

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

CAPITAL HOLDING CORPORATION THRIFT SAVINGS PLAN
PLAN  #002  EIN  #51-0108922

December 31, 1993

                                  Description of
                                    Investment
                                Including Maturity
                                   Date, Rate of
Identity of Issue, Borrower,    Interest, Par, or                    Current
  Lessor or Similar Party         Maturity Value         Cost         Value
Common Stock--
  Capital Holding Corporation   2,307,495 shares
    common stock<F1>              of common stock    $36,789,310   $ 85,665,752

Temporary Investment--
  Liberty Treasury Bill
    Index Account<F1>           14,103,590 shares,    14,103,043     14,103,590
                                $1 par

Guaranteed Interest Contract--
  Commonwealth Life Insurance   Indexed rate of
    Company<F1>                   return, adjusted
                                  quarterly           39,673,979     39,673,979

Futures contracts               54 S&P 500 3/94           20,481         20,481

Loans receivable from           Principal balances
  participants                    from $1,000 to
                                  $50,000, bearing
                                  interest at the
                                  prime rate, due
                                  within 5 years
                                  from date of loan    3,737,649      3,737,649
                                                     $94,324,462   $143,201,451


<F1> Indicates party-in-interest to the Plan.

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
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
CAPITAL HOLDING CORPORATION THRIFT SAVINGS PLAN
PLAN  #002  EIN  #51-0108922

Year Ended December 31, 1993

                                                                                                           Current Value
                                                                                                            of Asset on
                                                                  Cost         Proceeds                     Transaction
Identity of Party Involved       Description of Assets        of Purchases    from Sales        Cost           Date        Net Gain
Category (iii)--A series of securities transactions in excess of 5% of plan assets

 Capital Holding Corporation    330,322 shares of common      $12,948,085                  $12,948,085      $12,948,085
                                  stock

 Capital Holding Corporation    202,587 shares of common                     $7,826,727      7,377,105        7,826,727    $449,622
                                  stock

 Commonwealth Life Insurance    Guaranteed Interest Contract   16,735,889                   16,735,889       16,735,889


 Commonwealth Life Insurance    Guaranteed Interest Contract                  8,357,123      8,357,123        8,357,123         -0-


 Liberty National Bank          Liberty Treasury Bill Index    33,325,745                   33,325,745       33,325,745
                                  Account ($33,325,745 Par Value)

 Liberty National Bank          Liberty Treasury Bill Index                  31,331,461     31,331,851       31,331,851        (390)
                                  Account ($31,331,851 Par Value)


There were no expenses incurred with these transactions.

There were no category (i), (ii) or (iv) reportable transactions during 1993


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